COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

June 17, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)
Columbia	Alternative Beta Strategies Fund

Post-Effective Amendment No. 229

File Nos. 002-99356 /811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 229 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Securities Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Alternative Beta Strategies Fund to the Registrant.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I